SALES PERFORMANCE

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

                 9-02   10-02   11-02   12-02    1-03    2-03    3-03    4-03    5-03    6-03   7-03    8-03   9-03
Total Stores    22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   36.1%   22.8%   20.1%   9.7%   10.9%   7.0%*
Same Store       2.6%    8.6%   11.7%    7.0%   10.0%   12.5%    4.0%   20.0%    8.0%    5.0%   5.0%    6.6%   4.4%*

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Note: Same stores sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance registered a decrease of 5.4% compared to September 2002. On a same store basis, the performance was -9.3%.


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

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
COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                         Doris Pompeu
Investor Relations Director                                 Phone: 55 (11) 3848 0887 ext.208
Daniela Sabbag                                              e-mail:  doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
e-mail: cbd.ri@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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    Declaracoes contidas neste comunicado relativas a perspectiva dos negocios da Companhia, projecoes de resultados operacionais e financeiros, e relativas ao potencial de crescimento da Companhia, constituem-se em meras previsoes e foram baseadas nas expectativas da Administracao em relacao ao futuro da Companhia. Estas expectativas sao altamente dependentes de mudancas no mercado, no desempenho economico geral do Brasil, na industria e nos mercados internacionais, portanto estao sujeitas a mudancas.
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